Netfin Holdco

445 Park Avenue, 9th Floor

New York, NY 10022

October 28, 2020

VIA EDGAR

Edwin Kim

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Netfin Holdco
Registration Statement on Form F-4
Filed August 28, 2020, as amended
File No. 333-248486

Dear Mr. Kim:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Netfin Holdco respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 29, 2020, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By: /s/ Richard Maurer

Name: Richard Maurer

Title: President

cc: Elliott Smith, White & Case LLP